SIROCCO ENERGY INC.

(a Delaware corporation)

Financial Statements and Audit Report

For the inception period of May 25, 2021 through December 31, 2021

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

August 12, 2022

To: Board of Directors, SIROCCO ENERGY INC.
Re: 2021 Financial Statement Audit

We have audited the accompanying financial statements of SIROCCO ENERGY INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021, and the related statements of income, shareholders' equity/deficit, and cash flows for the inception period from May 25, 2021 through December 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the inception period from May 25, 2021 through December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

SIROCCO ENERGY INC.
BALANCE SHEET
As of December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**2021**
Current Assets		
Cash and cash equivalents	$	4,367
Inventories		43,645
Total current assets		48,012
Intangible assets, net of accumulated amortization		520,553
Total Assets	$	568,565
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
None	$	0
Total Current Liabilities		0
SAFE instruments		107,161
Total Liabilities		107,161
SHAREHOLDERS' EQUITY		
Common stock		850
Additional paid in capital		599,342
Retained deficit		(138,788)
Total Shareholders' Equity		461,404
Total Liabilities and Shareholders' Equity	$	568,565

SIROCCO ENERGY INC.
STATEMENT OF OPERATIONS
For inception period from May 25, 2021 through December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2021
Revenues, net	$ --
Operating expenses	
Marketing and advertising	66,587
General and administrative	39,954
Total operating expenses	106,541
Net Operating Income (Loss)	(106,541)
Amortization expense	(32,247)
Tax (provision) benefit	–
Net Income (Loss)	$ (138,788)

SIROCCO ENERGY INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For inception period from May 25, 2021 through December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock ($)	Additional paid in capital	Retained Deficit	Total Shareholders' Equity
Balance as of May 25, 2021 (inception)	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Share issuance	850	599,342		600,192
Net Income (Loss)			(138,788)	(138,788)
Balance as of December 31, 2021	**$ 850**	**$ 599,342**	**$ (138,788)**	**$ 461,404**

SIROCCO ENERGY INC.
STATEMENT OF CASH FLOWS
For inception period from May 25, 2021 through December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2021
Operating Activities	
Net Income (Loss)	$ (138,788)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Add back: Amortization	32,247
Changes in operating asset and liabilities:	
(Increase) decrease in inventories	(43,645)
Net cash used in operating activities	(150,186)
Investing Activities	
None	(552,800)
Net cash used in investing activities	(552,800)
Financing Activities	
Proceeds from SAFE issuance	107,161
Proceeds from capital raising	600,192
Net change in cash from financing activities	707,353
Net change in cash and cash equivalents	409,220
Cash and cash equivalents at beginning of period	–
Cash and cash equivalents at end of period	$ 4,367

SIROCCO ENERGY INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

SIROCCO ENERGY INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on May 25, 2021 and is a manufacturer and distributor of linear wind generator for urban energy production with high efficiency and low price per kilowatt-hour.

Since inception, the Company has been in a development and early revenue stage and has relied on founders' funds to fund its operations. As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $4,367.

Fixed and Long-Lived Assets
Property and equipment and other long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided using a straight-line method based on the useful lives of the asset developed or purchased.

The Company reviews the carrying value of fixed and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company had $520,553 of intangible assets net of accumulated amortization.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be in early-stage development of the Company's commercial operations.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a cumulative loss since inception. The Company's has raised sufficient cash to continue with its development operations.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

Debt
The Company has no outstanding debt as of the balance sheet date.

SAFE Instruments
The Company has issued simple agreements for future equity ("SAFE") to fund initial operations and costs of starting the company. Upon a future event or fundraising, the SAFE instrument will convert to equity at a prescribed discount to the fundraising valuation.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has issued shares of common stock in exchange for approximately $600,000 in cash.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the funds that the founders of the Company have extended to the Company to cover operating and set-up costs. The Company has recorded these funds as SAFE instruments.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal or broker-dealer.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through August 12, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.